UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File No. 001-32500

TANZANIAN GOLD CORPORATION

(Translation of registrant’s name into English)

Suite 202, 5626 Larch Street

Vancouver BC Canada V6M 4E1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Offering

On December 21, 2020, Tanzanian Gold Corporation (the “Company”), entered into Subscription Agreements (the “Subscription Agreements”) with investors pursuant to which the Company agreed to sell a total of 5,545,325 common shares (“Common Shares”) and warrants to purchase up to 2,772,637 Common Shares for total gross proceeds of $2,993,390. Each Common Share sold in the offering will be accompanied by a one-half warrant, with each whole warrant (“Warrant”) exercisable to purchase one Common Share at an exercise price of $1.50 per share. Each Common share and accompanying one-half Warrant are being sold at a fixed combined purchase price of $0.5398. The Warrants will be exercisable immediately, and the Warrants will expire on the third anniversary of the date of issuance. The offer and sale of the Common Shares and Warrants pursuant to the Subscription Agreements are referred to herein as the “Offering.”

The Offering is expected to close on or about December 23, 2020, subject to the satisfaction of customary closing conditions. The net proceeds to the Company after deducting estimated offering expenses of $30,000 are expected to be approximately $2,963,390. The Offering is being made pursuant to the Company’s existing shelf registration statement on Form F-3 (File No. 333-250146), which was filed with the Securities and Exchange Commission on November 17, 2020, and declared effective by the on November 25, 2020. On December 21, 2020, the Company filed a prospectus supplement ("Supplement") in connection with the Offering.

The representations, warranties and covenants contained in the Subscription Agreements were made solely for the benefit of the parties to the Subscription Agreements. In addition, such representations, warranties and covenants (i) are intended as a way of allocating the risk between the parties to the Subscription Agreements and not as statements of fact, and (ii) may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, the Company. Accordingly, the form of Subscription Agreement is filed with this report only to provide shareholders with information regarding the terms of transaction, and not to provide shareholders with any other factual information regarding the Company. Shareholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Subscription Agreements, which subsequent information may or may not be fully reflected in public disclosures.

The foregoing descriptions of the Subscription Agreements, and the Common Shares and Warrants do not purport to be complete and are qualified in its entirety by reference to the full text of the form of Subscription Agreement and form of Warrant which are filed as Exhibits 10.1 and 10.2 to this Report on Form 6-K and is incorporated by reference herein.

A copy of the opinion of Miller Thomson, LLP relating to the legality of the issuance and sale of the Common Shares, Warrants and Common Shares underlying Warrants in the Offering is attached as Exhibit 5.1 hereto.

Supplemental Agreement

On December 18, 2020, the Company and YA II PN, Ltd. and Riverfort Global Opportunities PLC (along with YA II PN Ltd., collectively the “Buyers”) entered into a Supplemental Agreement which eliminates, and adds, certain conditions under which the Company may require the Buyers to purchase Tranche B Debentures pursuant to that Securities Purchase Agreement dated July 22, 2020. A copy of the Supplemental Agreement is filed as Exhibit 10.3 to this Report on Form 6-K and is incorporated by reference herein.

Forward-Looking Statements

The statements in this report related to the completion, timing and size of the Offering are “forward-looking” statements. These forward-looking statements are based upon the Company’s current expectations. Forward-looking statements involve risks and uncertainties. The Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to market conditions and the satisfaction of customary closing conditions related to the Offering. There can be no assurance that the Company will be able to complete the Offering on the anticipated terms, or at all.

Incorporation by Reference

The information set forth in this report on Form 6-K, including the exhibits hereto (excluding Exhibit 99.1), are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 as filed on November 17, 2020, and declared effective on November 25, 2020 (No. 333-250146).

Exhibits

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description
5.1	Opinion of Miller Thomson LLP
10.1	Form of Subscription Agreement
10.2	Form of Warrant
10.3	Supplement Agreement dated December 18, 2020
99.1	Press Release - Tanzanian Gold Announces the Sale of $2,993,390 of Common Shares and Warrants

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Gold Corporation
(Registrant)

By:	/s/ James E. Sinclair
James E. Sinclair
Executive Chairman

Date: December 21, 2020

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